

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2012

Via E-mail
Mr. Geert Kersten
Chief Executive Officer
Cel-Sci Corporation
8229 Boone Blvd., Suite 802
Vienna, VA 22182

   Re: Cel-Sci Corporation
     Schedule 14A
     Filed February 17, 2012
     File No. 001-11889

Dear Mr. Kersten:

   We have limited our review of the above proxy statement to the issues we have addressed in our comment. Please respond to this letter by providing the requested information or by advising us when you will provide the requested response. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to our comment, we may have additional comments.

1. We note that with respect to proposal 6, you propose to increase the number of authorized shares of common stock to 600 million shares. We also note that as of the date of the proxy statement, you do not have any definitive agreements or arrangements with any person to sell any additional shares of your common stock except for your obligation upon exercise of outstanding warrants and options. Please expand your discussion for the newly authorized shares to disclose whether you currently have, or do not have, any plans, intentions, arrangements or commitments, etc., written or oral, to issue any of the shares of your common stock, whether under your stock plans or otherwise, apart from any definitive agreements or arrangements to sell any shares for cash. If you have no such plans, please revise your disclosure to so state. In addition, each of the proposals regarding adoption or amendment of your stock plans (proposals 2 through 5) should address whether you have any plans to issue shares under these plans.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Patricia B. Prichep
Senior Vice President of Operations
Cel-Sci Corporation
8229 Boone Blvd., Suite 802
Vienna, VA 22182